May 11, 2005

Patrick O'Brien
President and Chief Executive Officer
New World Batteries, Inc.
11718-232B Street
Maple Ridge BC, Canada V2X 7Z2

**Re: New World Batteries, Inc.
          Registration Statement on Form 20-F/A
          Filed April 29, 2005
          File No. 000-51157**

Dear Dr. O'Brien:

We have the following comments to your filing. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Issuance and Price History – Page 28

1.   We note your response to prior comment 7. The penultimate paragraph on page 28 states "[a]s of fiscal year ended December 31, 2004 and as of March 31, 2005, there are 8,635,172 shares of Class A common stock outstanding." We further note the fourth numbered paragraph on page 29 refers to the issuance of 60,000,000, not 60,000, shares of Class A Common shares. Please revise both of these disclosures or tell us why they are correct.

Memorandum and Articles of Incorporation – Page 29

2.   Please clarify your revisions in response to comment 8. For example, it remains
        unclear whether a quorum could be comprised of solely class B shareholders.

Taxation – Page 33

3.   Please summarize the tax implication of a "controlled foreign corporation"
        mentioned on page 35.

Financial Statements – Page F-1

Report of Independent Registered Public Accounting Firm – Page F-1

4.   See prior comment 13. We note that the audit report's conclusion paragraph
        continues to refer to "the period then ended." We also note that the consent in
        Exhibit 10 refers to the year ended December 31, 2004. Please revise and
        reconcile, as previously requested, with the fact that your financial statements are
        for the period from inception (August 30, 2004) through December 31, 2004.

*   *   *

Please amend your registration statement in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

You may contact Tom Dyer at (202) 824-5564 or Kate Tillan at (202) 942-2861 if you
have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 824-5697 with any other
questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Dennis Brovarone, Esq.